UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2022

Commission File Number: 001-36619

Affimed N.V.

Im Neuenheimer

Feld 582, 69120 Heidelberg, Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Annual General Meeting Results

On June 22, 2022, Affimed N.V. (“Affimed” or the “Company”) held its Annual General Meeting of Shareholders. The final results of each of the agenda items submitted to a vote of the shareholders are as follows:

Agenda item 3: Adoption of the Statutory Annual Accounts for the financial year 2021

Affimed shareholders approved the adoption of the statutory annual accounts for the financial year 2021.

For	Against	Abstain	Broker Non-Votes
69,240,677	103,684	377,695	0

Agenda item 4: Discharge of the managing directors for their management during the financial year 2021

Affimed shareholders approved the discharge of the managing directors for their management during the financial year 2021.

For	Against	Abstain	Broker Non-Votes
67,344,054	1,921,867	456,135	0

Agenda item 5: Discharge of the supervisory directors for their supervision during the financial year 2021

Affimed shareholders approved the discharge of the supervisory directors for their supervision during the financial year 2021.

For	Against	Abstain	Broker Non-Votes
67,341,257	1,923,163	457,636	0

Agenda item 6(b): Amendment of the Remuneration Policy for the Management Board

Affimed shareholders approved the amendment of its Remuneration Policy for the Management Board.

For	Against	Abstain	Broker Non-Votes
42,472,366	26,823,594	426,096	0

Agenda item 6(c): Amendment of the Remuneration Policy for the Supervisory Board

Affimed shareholders approved the amendment of its Remuneration Policy for the Supervisory Board.

For	Against	Abstain	Broker Non-Votes
43,790,612	25,506,934	424,510	0

Agenda item 7: Reappointment of Dr. Bernhard Ehmer as a supervisory director

Affimed shareholders approved the reappointment of Dr. Bernhard Ehmer as a supervisory director.

For	Against	Abstain	Broker Non-Votes
48,345,533	21,210,811	165,712	0

Agenda item 8: Appointment of the auditor for the financial year 2022

Affimed shareholders approved the appointment of the auditor for the financial year 2022.

For	Against	Abstain	Broker Non-Votes
69,589,090	27,401	105,565	0

Agenda item 9: Authorization to acquire shares

Affimed shareholders approved the authorization to acquire shares.

For	Against	Abstain	Broker Non-Votes
68,266,740	1,079,664	375,652	0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Heidelberg, Germany, June 23, 2022.

AFFIMED N.V. INC.

By:	/s/ Adi Hoess
Name:	Adi Hoess
Title:	Chief Executive Officer

By:	/s/ Angus Smith
Name:	Angus Smith
Title:	Chief Financial Officer

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